Room 4561
								September 30, 2005

Mr. Lawrence Barker
President and Chief Executive Officer
Visual Networks, Inc.
2092 Gaither Road
Rockville, Maryland 20850

Re:	Visual Networks, Inc.
  	Revised Preliminary Schedule 14A
      Filed on September 23, 2005
	File No. 0-23699

Dear Mr. Barker:

      We have reviewed your amended proxy statement and have the following additional comments.

Schedule 14A, as amended on September 23, 2005

Proposal to Be Voted On at the Special Meeting

Approval of the Issuance of the Shares upon Conversion of the Notes, page 3
1. We note your response to comment 4 of our letter dated
September
16, 2005. While we acknowledge that you are seeking shareholder approval for the issuance of common stock, you have not provided us with your analysis as to why financial information is not material to investors. The August 8, 2005 financing arrangement represents significant debt for the company and the effect of the exchange of debt for equity on the company`s balance sheet would appear to be material to shareholders voting on the proposal. Moreover, it appears that failure to obtain approval for the stock issuance could result in default on the notes, which could ultimately lead to an accelerated maturity date or a creditor`s levy on all of your assets.
Please provide additional analysis to support your assertion that the information responsive to Item 13(a) of Schedule 14A is not material for a stockholder`s exercise of prudent judgment or revise your proxy statement accordingly.

Principal Stockholders

Incorporation by Reference
2. We note your statement on page 4 that you "will provide a copy of the documents we incorporated by reference" to persons receiving the prospectus. Note D to Schedule 14A permits incorporation by reference only in the manner and to the extent specifically permitted under the relevant item. Item 11 relating to the authorization or issuance of securities does not provide for incorporation of agreements in a Form S-3. Please tell us the basis for your belief that you can refer stockholders to the Form S-3 in this manner rather than providing the information in the proxy materials.

	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response.

	As previously requested, in connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	If you have any questions, please call Adam Halper, at (202) 551-3482. If you require additional assistance you may contact me, at (202) 551-3462 or in my absence Barbara C. Jacobs, Assistant
Director at (202) 551-3730.
								Sincerely,



								Mark P. Shuman
								Branch Chief - Legal

cc:  	Via facsimile:  410-580-3170
      Jason C. Harmon
      DLA Piper Rudnick Gray Cary US LLP
      6225 Smith Avenue
      Baltimore, Maryland 21209
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Mr. Lawrence Barker
Visual Networks, Inc.
September 30, 2005
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